UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1900, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this report on Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statement on Form S-8 (Registration No. 333-277054) of the registrant on file with the SEC.

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2024
99.2	Management’s Discussion and Analysis for the period ended March 31, 2024
99.3	News Release dated May 15, 2024 – Greenfire Resources Announces Q1 2024 Results and Reiterates 2024 Outlook
99.4	News Release dated May 15, 2024 - Greenfire Resources Reports Voting Results from 2024 Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic
Name:	Tony Kraljic
Title:	Chief Financial Officer

Date: May 16, 2024

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